HomeFed Corporation

1903 Wright Place

Suite 220

Carlsbad, California 92008

August 6, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Jerard Gibson, Attorney-Advisor
Duc Dang, Attorney-Advisor

Re: HomeFed Corporation

Form 10-K for the fiscal year ended December 31, 2008

Filed February 24, 2009

File #1-10153

Dear Messrs. Gibson and Dang:

Reference is made to the telephone conversation of July 16, 2009 among each of you, Andrea A. Bernstein, Esq., counsel to HomeFed Corporation (“HomeFed” or the “Company”), and the undersigned concerning follow-up comments to HomeFed’s June 4, 2009 response letter to the June 1, 2009 letter from Kevin Woody, Accounting Branch Chief of the Securities and Exchange Commission, addressed to Ms. Ruhe.

You have asked the Company to provide additional information concerning the determination of annual base salary of the named executive officers listed in the Company’s proxy statement. As indicated in our telephone conversation, the Company confirms that the base salary of named executive officers initially was determined at the time the individual was first employed by the Company as an executive officer. For the named executive officers, changes to their annual salary reflect cost of living adjustments that are based on changes in the Consumer Price Index over the preceding twelve months. Annual base salary could be re-adjusted to reflect a significant increase or decrease in responsibilities of a named executive officer, none of which occurred in 2008. Accordingly, the Company believes that its disclosure is appropriate.

You have also asked the Company to provide additional detailed information as to the factors considered by the Committee in determining the annual bonus of each named executive officer.

Jerard Gibson

Duc Dang

Set forth below is proposed compensation disclosure for 2009 that the Company would include in a future filing, based on the assumption that the events of 2008 are replicated in 2009:

Short Term Incentives – Annual Bonus Compensation

Annual bonus compensation of executive officers is determined by the Compensation Committee based on its subjective assessment of an executive’s and the Company’s performance, given the cyclical nature of the real estate development industry. Bonuses are subjective and are not based upon any formula or the application of any mathematical criteria. While there is no agreement to pay annual bonuses, at the time each of the executive officers was employed by the Company there was a discussion that, in all but exceptional circumstances, annual subjective bonuses would be paid. The Compensation Committee considers the Company’s actual and estimated results of operations for the year in question, as well as operating results and bonus compensation for prior years. The Committee also considers self-evaluations completed by each executive officer for the year, which provide the Compensation Committee with each executive’s subjective assessment of his or her achievements for the year, as well as identify personal goals for the coming year, and bonus recommendations from the Company’s President.

In evaluating each executive’s performance, the Compensation Committee takes into account the incremental value to the Company of obtaining project approvals and entitlements as the Company’s development projects progress, and places more emphasis on whether the executive’s performance has increased the long term value of the Company, rather than on the Company’s earnings for that year. The Compensation Committee also recognizes that, due to the extended length of time that it takes to obtain land entitlements, especially in California where the Company’s business is centered, the current efforts of its executive officers may not result in operating profits for many years in the future.

Bonuses, which have varied from year to year, also reflect the Company’s profitability and activities for the year in question. For example, in years in which the Company is actively selling real estate, the Compensation Committee is likely to subjectively consider the executive’s contribution to the sales effort (assuming his or her job responsibilities include sales related activities or oversight) and in years in which the Company is actively engaged in entitlement and land development efforts, the Compensation Committee is likely to consider the executive’s contribution to these efforts (assuming his or her job responsibilities include entitlement or land development related activities or oversight). The Compensation Committee also subjectively considers the executive’s contribution in evaluating new opportunities, and also places importance upon the executive’s critical analysis that can result in avoiding making investments that do not meet the Company’s investment criteria and are not consummated, as well as on those opportunities that are consummated.

Jerard Gibson

Duc Dang

In 2009, the Compensation Committee considered Mr. Borden’s efforts in enabling the Company to move forward with its development projects and to favorably settle certain litigation. The Compensation Committee also considered Mr. Borden’s role in the Company’s efforts to maximize the value of its investments, control costs and spending and find opportunities for the Company to increase revenue.

For Mr. Noland, in 2009, the Compensation Committee considered his accomplishments in diligently pursuing the Company’s land planning and long-term entitlement activities, especially for the Company’s Otay Land project. The Compensation Committee also recognized Mr. Noland’s role in assisting with land acquisition efforts.

For Ms. Ruhe, in 2009, the Compensation Committee considered her accomplishments in working with the Company’s outside auditors and legal counsel to ensure that the Company remains in compliance with its financial and legal responsibilities. Ms. Ruhe managed the staff reduction process and determined where additional efficiencies could be obtained. The Compensation Committee also favorably considered Ms. Ruhe’s willingness to expand her responsibilities in view of staff reductions.

If you have any further questions or desire any additional information please contact the undersigned at 760-602-3776.

Very truly yours,

/s/ Erin N. Ruhe
Erin N. Ruhe
Vice President, Treasurer and Controller

cc:	Andrea A. Bernstein, Esq.